SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 10-C


                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM
                  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-176
                              OR 15d-17 THEREUNDER



                              PHARMOS CORPORATION
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                 (EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER

                     2 INNOVATION DRIVE, ALACHUA, FL 32615
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                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


          ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE 904-462-1210
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            I. CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of Security  Common Stock, par value $.03 per share
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2.  Number of shares outstanding before the change 23,130,679
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3.  Number of shares outstanding after the change 29,130,679
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4.  Effective date of change  September 14, 1995
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5.  Method of change:


            Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): private placement issuance

Give brief description of transaction: On September 14, 1995, the Company issued
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6,000,000 million shares of unregistered Common Stock in a private placement
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transaction.
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                    II. CHANGE IN NAME OF ISSUER

1. Name prior to change     N/A
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2. Name after change        N/A
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3. Effective date of charter amendment changing name   N/A
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4. Date of shareholder approval of change, if required    N/A
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Date:  January 4, 1996
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                                       /s/ S. Colin Neill
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                                        S. Colin Neill
                                        Acting Chief Financial Officer